Exhibit 99.1

ITAÚ CORPBANCA ANNOUNCES RESULTS OF ITS PREEMPTIVE RIGHTS OFFERINGS

SANTIAGO, CHILE, November 17, 2021 – On October 4, 2021, ITAÚ CORPBANCA (NYSE: ITCB) (the “Company”) launched an offering of transferrable rights (“Rights”) to subscribe for its common shares, including common shares represented by American Depositary Shares (“ADS”), in connection with a previously announced capital increase of up to 461,111,111,111 new common shares of the Company, approved at an extraordinary shareholders’ meeting held by the Company on July 13, 2021 (the “Statutory Preemptive Rights Offering”). The offering of Rights in Chile commenced on October 4, 2021 and the offering of Rights with respect to ADSs (the “ADS Rights”) commenced on October 5, 2021 (the “Preemptive ADS Rights Offering”).The Preemptive ADS Rights Offering ended at 5:00 p.m. (New York City time) on October 26, 2021 and the Statutory Preemptive Rights Offering in Chile ended at 11:59 p.m. (Santiago, Chile time) on November 2, 2021. As previously disclosed, the Company decided to offer the rights that were unsubscribed in a subsequent preemptive rights offering, which commenced on November 11, 2021 and ended at 11:59 p.m. on November 16, 2021 (the “Subsequent Preemptive Rights Offering” and together with the Statutory Preemptive Rights Offering and the Preemptive ADS Rights Offering, the “Rights Offerings”).

During the Rights Offerings, a total of 455,243,347,249 common shares (including 517,837,500 common shares representing ADSs) were subscribed and paid, in the Chilean and international markets, representing 98.73% of the total new common shares issued in the aforementioned capital increase, with a total of 5,867,763,862 new common shares remaining unsubscribed and unpaid.

Itaú Unibanco Holding S.A. (“IUH”), the Company’s controlling shareholder and its affiliates subscribed and paid for a total of 350,048,242,004 new common shares, representing 76.89% of the total new common shares subscribed in the aforementioned capital increase. IUH and its affiliates held 56.94% of the Company’s common shares as of the end of the Rights Offerings.

Subscribing Rights holders in Chile will receive delivery of their new common shares through the Chilean clearing system, the Depósito Central de Valores S.A., Depósito de Valores (“DCV”) at the time of subscription and payment of the subscription price. All subscribing ADS Rights holders will receive delivery of their new ADSs after the conclusion of the Subsequent Statutory Preemptive Rights Offering, on or about November 18, 2021.

A registration statement on Form F-3ASR relating to the securities offered in the United States in the Rights Offerings and a prospectus supplement to the prospectus contained in such registration statement have been filed with the SEC. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and does not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

J.P. Morgan, Itaú BBA, and BTG Pactual acted as the global coordinators for the offerings described herein. Larrain Vial acted as the bookrunner for the offerings described herein.

A prospectus and prospectus supplement relating to this offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmorganchase.com; Itau BBA USA Securities, Inc., 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; or Banco BTG Pactual S.A. — Cayman Branch, Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, NY 10022, or by e-mail at OL-BTGPactual-ProspectusDepartment@btgpactual.com.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. By their nature, all forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that are difficult to predict and/or quantify. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in the Company’s SEC filings, including those set forth in the Risk Factors section and under the heading “Cautionary Language Regarding Forward-Looking Statements” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

You are cautioned not to place undue reliance on the Company’s forward-looking statements. The Company’s forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise.

Contact Information

For further information, please contact:

ITAÚ CORPBANCA

Rosario Norte 660

Las Condes

Santiago, Chile

Attention: Investor Relations

Telephone Number: +562-2660-1751